UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC File Number 1-8122
CUSIP Number: 40009520
NOTIFICATION OF LATE FILING
(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR
For Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Full Name of Registrant: Grubb & Ellis Company
Former Name if Applicable:
Address of Principal Executive Office (Street and Number): 1551 North Tustin Avenue, Suite 300
City, State and Zip Code: Santa Ana, California 92705

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K , Form N-SAR or Form CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As disclosed in the Company’s Current Report on Form 8-K filed on March 17, 2009 (the “March 17 8-K”), on March 16, 2009, the Audit Committee of the Board of Directors of Grubb & Ellis Company (the “Company”), concluded that the Company’s previously issued audited financial statements for the fiscal years ended December 31, 2006 and December 31, 2007, the unaudited interim financial statements for the quarters ended March 31, June 30 and September 30, 2008 and the 2005 selected financial data included in future securities filings derived from the Company’s previously issued audited financial statements for the fiscal year ended December 31, 2005, should be restated to correct accounting errors relating to revenue recognition pertaining to various tenant-in-common investment programs. The Audit Committee reached this conclusion after consulting with and upon the recommendation of management. The Audit Committee and management have discussed this conclusion with Ernst & Young LLP (“E&Y”), the Company’s independent registered public accounting firm, and management has discussed this conclusion with Deloitte & Touche LLP (“D&T”), the independent registered public accounting firm for NNN Realty Advisors, Inc., the entity with which the Company merged on December 7, 2007. The Company has described the restatement in more detail in the
March 17 8-K.
          As a result of the Audit Committee’s determination that a restatement of such financial statements is required, the Annual Report on Form 10-K for the year ended December 31, 2008 could not be filed without unreasonable effort and expense in connection with accurately preparing and presenting all necessary disclosures.

PART IV— OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Richard W. Pehlke	(312) 698-6711

Name	Area Code Telephone Number
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Due to the disruptions in the credit markets, the severe and extended general economic recession, and the significant decline in the commercial real estate market in 2008, the Company anticipates that it will report a significant decline in operating earnings and net income for the fourth calendar quarter of 2008 as compared to the fourth quarter of 2007 and for the year ended December 31, 2008 as compared to the year ended December 31, 2007. In addition, the Company anticipates that it will recognize significant impairment charges to goodwill, impairments on the value of real estate assets held as investments, and additional charges related to the Company’s activities as a sponsor of investment programs in the quarter ended December 31, 2008. Due to issues related to the restatement, the Audit Committee and management have not completed their analysis and review of the financial statements and the Company currently is unable to provide a reasonable estimate of results for the quarterly period ended December 31, 2008 or the year ended December 31, 2008 or a comparison of such results to the comparable restated 2007 periods. In addition, the Company’s financial statements remain subject to E&Y completing its audit of the Company’s 2008 financial statements and 2007 restated financial statements and D&T completing its audit of the Company’s 2006 restated financial statements.

Forward-looking Statement
This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements included in this Notification of Late Filing on Form 12b-25 that address activities, events or developments that the Company expects, believes or anticipates, will or may occur in the future are forward-looking statements. Forward-looking statements can be identified by such forward-looking terminology as “expects,” “intends,” “plans,” “anticipates,” “believes,” “seeks,” “estimates,” and words or phrases of similar import. The Company intends that all forward-looking statements be subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. These statements include the Company’s statements regarding the impact of the restatement on its previously reported financial results. There can be no assurance that management, the Audit Committee or the Company’s independent registered public accounting firm will not reach conclusions regarding the impact of the restatement that are different than management’s preliminary estimates or identify additional issues or other considerations in connection with the restatement and the audit and review process, or that these issues or considerations will not require additional adjustments to the Company’s prior financial results for additional annual or quarterly periods. All of these statements are subject to risks and uncertainties that may cause the statements to be inaccurate. These risks and uncertainties include, but are not limited to, those resulting from the Company’s ongoing analysis of the effect of the correction in the Company’s accounting method regarding revenue recognition; other accounting adjustments that may result from review of the Company’s financial statements for the periods in question; the timing of the completion of the audit of the Company’s restated financial statements by its independent registered public accounting firm; the Company’s ability to timely file amended periodic reports reflecting its restated financial statements; the ramifications of the Company’s potential inability to timely file required reports; potential claims and proceedings relating to such matters, including stockholder litigation and action by the Securities and Exchange Commission (the “Commission”) or other governmental agencies; and negative tax or other implications for the Company resulting from the accounting adjustments; and other factors. Many of these risks and uncertainties are beyond the control of the Company. These and other risks and uncertainties are detailed in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2007 and are also described from time to time in the reports the Company files with the Commission. The Company undertakes no obligation to update, and does not have a policy of updating or revising, these forward-looking statements.

Grubb & Ellis Company
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2009	By:	/s/ Richard W. Pehlke
		Name:	Richard W. Pehlke
		Title:	Chief Financial Officer and Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).